JPMORGAN TRUST I

JPMORGAN TRUST II

JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 22, 2020

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (File Nos. 333-103022 and 811-21295)
JPMorgan Trust II (File Nos. 2-95973 and 811-4236)
JPMorgan Trust IV (File Nos. 333-208312 and 811-23117)
(each, a “Trust” and together the “Trusts”)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on June 2, 2020 in connection with: (i) Post-Effective Amendment No. 611 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 612 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of JPMorgan Trust I; (ii) Post-Effective Amendment No. 305 under the Securities Act (Amendment No. 306 under the Investment Company Act) to the Registration Statement on Form N-1A of JPMorgan Trust II; and (iii) Post-Effective Amendment No. 108 under the Securities Act (Amendment No. 109 under the Investment Company Act) to the Registration Statement on Form N-1A of JPMorgan Trust IV (collectively, the “Registration Statements”), which were filed pursuant to Rule 485(a) under the Securities Act on April 17, 2020 with respect to certain series of the Trusts reflected on Schedule 1 of this letter. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into each Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act. Capitalized terms used but not defined in this letter have the meaning given to them in each Trust’s Registration Statement.

Prospectus

Comment 1: Consider whether the discontinuation with LIBOR and the potential risks associated with it should be discussed in the Prospectus or Statement of Additional Information (SAI).

Response: Disclosure regarding the discontinuation or unavailability of LIBOR and the associated potential risks has been added to the Prospectus.

Comment 2. Please provide completed fee tables and expense examples for each of the Funds for our review.

Response: The completed fee tables and examples will be provided to the Staff prior to the effectiveness of the Post-Effective Amendment to each Trust’s Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

Comment 3: If any of the Funds is currently focused on a particular industry or sector, please consider adding specific principal strategy and risk disclosure.

Response: Except as currently disclosed for certain Funds, the Funds have no current intention to focus on a particular industry or sector as part of their respective principal investment strategies. Accordingly, the disclosure has not been modified in response to this comment.

Comment 4. For the Funds for which environmental, social and governance (ESG) factors are considered by the adviser when selecting investments, please further explain/identify the ESG factors that the adviser will consider when selecting investments. For example, is the adviser focused on governance, cybersecurity, privacy, corruption, diversity, or environmental considerations? Will the adviser be using any negative screens to remove companies involved in alcohol, tobacco, firearms, or fossil fuels? Also, given that the ESG disclosure is included in the principal investment strategies section, please add corresponding principal risk disclosure. This comment applies to each Fund that includes this disclosure.

Response: For each of the applicable Funds, the description of the Fund’s investment process provides that the adviser considers certain ESG factors that it believes could have a material impact on the risk profiles of certain securities in which the Fund may invest. We believe that this disclosure includes an appropriate level of detail and explains “in general terms how the adviser decides the securities to buy and sell” as required by Item 9(b)(2) of Form N-1A. We do not believe that further disclosure concerning specific ESG factors the adviser considers is necessary. In addition, we note that the adviser is not currently using any negative screens to remove companies involved in alcohol, tobacco, firearms or fossil fuels.

For each applicable Fund, the consideration of ESG factors is part of the adviser’s investment process for managing the Fund and is not a principal investment strategy of the Fund. In contrast to funds where it may be appropriate to include ESG risk, these Funds do not seek to invest a certain percentage of their assets in companies that meet ESG goals (e.g., socially responsible companies) or screen out certain types of stocks or industries based solely on ESG factors (e.g., tobacco companies). Accordingly, we do not believe that adding additional principal risk disclosure is appropriate.

Comment 5: The Prospectus for the JPMorgan Ultra-Short Municipal Fund (Ultra-Short Municipal Fund) and the Prospectus for the JPMorgan High Yield Municipal Fund (High Yield Municipal Fund) state that municipal securities include all other instruments that directly or indirectly provide economic exposure to income which is derived from municipalities. Please include an example of what you mean by that.

Response: The disclosure has been revised to provide an example of an instrument that directly or indirectly provides economic exposure to income which is derived from municipalities in response to this comment.

Comment 6: The Prospectus for the Ultra-Short Municipal Fund states that the Fund is not a money market fund and is not subject to the special regulatory requirements (including maturity and credit quality constraints) designed to enable money market funds to maintain a stable share price. Add a statement that because the Fund is not a money market fund, it does not qualify for the special money market fund tax treatment or tax accounting methods under Treasury regulations.

Response: The statement has been added to the “Ultra-Short Fund Risk” disclosure in the “More About the Funds” section of the Prospectus.

Comment 7: Consider whether Floating and Variable Rate Securities Risk is also a principal risk of Funds other than the Ultra-Short Municipal Fund and the High Yield Municipal Fund.

Response: Currently, we do not believe that Floating and Variable Rate Securities Risk is a principal risk for any Fund other than the Ultra-Short Municipal Fund and the High Yield Municipal Fund. Accordingly, the disclosure has not been modified.

Comment 8: Given that, in the fiscal year ended 2019, the portfolio turnover rate of the High Yield Municipal Fund was 130%, please consider whether high portfolio turnover should be included as a principal risk.

Response: We do not believe that high portfolio turnover is a principal risk of investing in the High Yield Municipal Fund. The relatively higher portfolio turnover rate for the Fund in the fiscal year ended 2019 was attributable to changes made to the Fund’s investment strategies during that year.

Comment 9. The Prospectus for the High Yield Municipal Fund states that the Fund may invest in municipal mortgage-backed and asset-backed securities. Please include principal risk disclosure relating to this investment.

Response: The disclosure has been modified to clarify that investing in municipal mortgage-backed and asset-backed securities is an additional strategy of the High Yield Municipal Fund. Accordingly, principal risk disclosure relating to this investment has not been added.

Comment 10: With respect to the High Yield Municipal Fund, please consider adding a sentence to the paragraph regarding loan assignments and participations (Loans) in the “Additional Investment Strategies” section stating that the Fund may invest in Loans prior to describing them.

Response: The disclosure has been revised in response to this comment.

Comment 11: In the “More About the Funds” section, clarify whether investing in exchange-traded funds (ETFs) is a principal strategy or an additional strategy of the High Yield Municipal Fund, and whether investing in mortgage-backed securities is a principal strategy or additional strategy.

Response: The “More About the Funds” section has been revised to clarify that the High Yield Municipal Fund may invest in shares of ETFs as part of its main investment strategies. The Prospectus has also been revised to clarify that the Fund may invest in municipal mortgage-backed and asset-backed securities as an additional strategy.

Comment 12. In the “More About the Funds – Investment Risks” section, consider changing references to “a Fund” to “the Fund”, and consider referring specifically to the affected Fund when describing risks that apply to only the JPMorgan New York Tax Free Bond Fund (New York Tax Free Bond Fund) and the JPMorgan California Tax Free Bond Fund (California Tax Free Bond Fund).

Response: The disclosure in this section corresponds with the preceding Investment Risks table, which identifies which risks apply to each Fund. Accordingly, we believe the disclosure is sufficiently clear and respectfully decline to change all references to “a Fund” to “the Fund” in this section. However, we will modify the disclosure to refer specifically to the California Tax Free Bond Fund and the New York Tax Free Bond Fund when describing California Geographic Concentration Risk and New York Geographic Concentration Risk, respectively.

Comment 13: Please clarify whether David Sivinski has served as a portfolio manager of the JPMorgan Municipal Income Fund (Municipal Income Fund) since 2006 or 2007.

Response: The disclosure has been revised to clarify that David Sivinksi has served as a portfolio manager of the Municipal Income Fund since 2006.

Statement of Additional Information

Comment 14: With respect to the description of the fundamental investment policies of the Municipal Income Fund, the JPMorgan Tax Free Bond Fund and the JPMorgan Short-Intermediate Municipal Bond Fund, define the term “Municipal Securities” either before or concurrent with the use of that term.

Response: The requested change has been made.

Comment 15: With respect to the Municipal Income Fund, please explain to the Staff why there are two 80% investment policies described in the Statement of Additional Information.

Response: The Fund has two 80% policies for historical reasons and is managed in a manner that is consistent with both policies.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 623-4557.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer
Assistant Secretary

Schedule 1

JPMORGAN TRUST I

JPMorgan California Tax Free Bond Fund

JPMorgan High Yield Municipal Fund

JPMorgan Intermediate Tax Free Bond Fund

JPMorgan New York Tax Free Bond Fund

JPMORGAN TRUST II

JPMorgan Municipal Income Fund

JPMorgan Short-Intermediate Municipal Bond Fund

JPMorgan Tax Free Bond Fund

JPMORGAN TRUST IV

JPMorgan Ultra-Short Municipal Fund

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